NEWS RELEASE

INTEROIL ANNOUNCES SPUDDING OF THE ANTELOPE-3 APPRAISAL WELL IN PAPUA NEW GUINEA

Port Moresby and Houston, TX -- October 1, 2012 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil”) announced that on September 30, 2012, drilling commenced on the Antelope-3 appraisal well in Petroleum Retention License 15 in Papua New Guinea. The plan is to drill the entire reservoir interval with an anticipated total depth of the well of approximately 8,366 feet (2,550 meters). The well is expected to take between 60 and 120 days to drill, log and test, depending upon drilling conditions.

The Antelope-3 well, located approximately 0.6 miles (1 kms) south of the Antelope-1 well and 1.6 miles (2.6 kms) north from Antelope-2, is expected to penetrate the top of the carbonate reservoir at approximately 5,545 feet (1,690 meters).

The Antelope-3 primary objectives are to: 1) confirm reservoir depth, composition, character and continuity, 2) provide samples for analysis to further assist in development well planning, 3) satisfy work program obligations for PRL 15 and 4) complete the well as a future production well.

The Company’s Rig#3, will be moved to the Elk-3 well drill site once the remaining roadway preparations from the Hou Creek upstream supply base are complete. Drilling of the Elk-3 development well is the final well required to satisfy the first two year work commitment on PRL 15.

“We are pleased to resume our development drilling activities on both the Antelope Reef and separate Elk fault block in PRL 15. Our upstream development team has identified further delineation drilling locations in both fields, which are the backbone of our planned Gulf LNG Project,” said Mr. Phil Mulacek, Chief Executive Officer of InterOil.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, strategies and plans, proposed drilling of the Antelope-3 well and the Elk-3 well, predicted total depth of the well, the time required to drill, log and test the well, the depth to the top of the reservoir, the potential for gas and gas condensate to be encountered by the well, completion of the Antelope-3 well, and the characteristics of the targeted reservoir. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.